[MSI Letterhead]

July 21, 2005

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 6010 Washington, D.C. 20549 Attn: Dennis C. Hult

Re:	Measurement Specialties, Inc. (the “Company” or “MSI”)
Item 4.01 Form 8-K
Filed July 18, 2005
File No. 1-11906

Ladies and Gentlemen:

Filed today is Form 8-K/A which amends the Company’s Form 8-K filed on July 18, 2005. This letter responds to the Commission’s letter to the Company dated July 19, 2005 (the “SEC Letter”) regarding the Company’s Form 8-K filed on July 18, 2005. Set forth below is the text of each of the comments contained in the SEC Letter and the Company’s responses thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

1.
Please amend your Form 8-K to cover the interim period through July 13, 2005 from the date of the last audited financial statements. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

The Company’s Form 8-K/A contains revised disclosure in response to the Staff comment above. An updated letter from Grant Thornton LLP, the Company’s former auditor, addressing the revised disclosure is attached as Exhibit 99.1 to the Form 8-K/A.

2.	Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. See Item 304(a)(iii).

The decision to change auditors was approved by the Company’s Board of Directors. Accordingly, the Company’s Form 8-K/A contains revised disclosure in response to the Staff comment above.

July 21, 2005

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please contact the undersigned or Kenneth E. Thompson at (973) 622-4444.

Very truly yours,

/s/ John P. Hopkins

John P. Hopkins